[Columbus Energy Corp. Logo and Letterhead]


                       MANAGEMENT'S REPORT TO SHAREHOLDERS
                    FOR FIRST QUARTER ENDED FEBRUARY 29, 2000

                                  May 26, 2000

Dear Shareholder:

     First we would like to let you know the status of the previously announced program wherein the Board of Directors hired financial advisors to aid them in exploring strategic alternatives which would maximize shareholder value. Also, this letter will serve as our fiscal 2000 first quarter report to shareholders so the reverse side includes basic financial information for the period. If you desire more details, read the quarterly Form 10-Q filed with the Securities and Exchange Commission during April which can be found on our website which is www.columbusegy.com.

     Following a review by those financial advisors of the general status of the Company's assets, its financial statements and stock market activity of Columbus' shares, your directors developed a general consensus that it would be extremely difficult to generate new institutional/investor interest without having a critical mass which is several times EGY's present market capitalization. This would require some form of consolidation with one or more larger companies. It is quite evident that significantly higher cash flows now being generated by much improved commodity prices for crude oil and natural gas will still not alone be sufficient for small cap domestic energy companies to appeal to public investors' imagination such as the "dot com" companies have been able to attract.

     The Board of Directors made the decision in February to adopt a program which would most likely lead to a sale of the Company either by merger or by the outstanding stock being purchased for cash. This procedure involved mailing letters with confidentiality agreements enclosed to several domestic exploration and production companies and utilities who had expressed interest in possibly acquiring EGY. All who responded with executed confidentiality agreements were mailed a confidential information memorandum containing detailed information about the Company's assets and its financial condition. It was believed that such material would help companies to determine the extent of their interest and to submit a preliminary indication of such interest along with a possible form of transaction. Several companies responded with their indications which were reviewed by the financial advisors with the Company's Board of Directors after which the list was further narrowed to those companies who were invited to visit the data room which procedure should not prove disruptive to Columbus' daily operations. We expect to continue this auction process by soli- citing transaction proposals from those companies still interested and then continuing with the process. There is no assurance we will be able to reach an agreement with any of these companies and we will issue a press release if we enter into a transaction with anyone.

     Now, to the discussion of the operational and financial results of fiscal 2000's first quarter. You may wish to glance at the financial statements on the reverse side of this letter before reading the material appearing below.

     Improved crude oil and natural gas prices were primarily responsible for a 35% improvement in first quarter sales since natural gas volumes were off 19% and crude oil volumes were up only 9%. Last year's first quarter gas production had benefitted from prior year fourth quarter completions of upper Wilcox Slick Sand discoveries at the El Squared Prospect in Bee County, Texas, along with several development gas wells drilled near Laredo. Because EGY had a very limited development drilling program throughout fiscal 1999 and into early 2000 due to poor commodity prices and general industry turmoil, there had been a steady production decline during last year which was not offset by exploration successes. Following recent resumption of a Laredo area develop- ment program, we have enjoyed some excellent results particularly with one outstanding gas well in which there had been numerous non- consents which EGY agreed to absorb. As a consequence, when this well was recently connected, Columbus' net daily gas production has climbed rapidly back up to the 10 million cubic feet per day (MMCFD) level from an average of 7.8 MMCFD recorded during the first quarter of 2000. While this new well's larger working interest will revert back to a relatively small interest some time in the next six months, we hope other new gas producers will take up the slack in capacity when this occurs. Meantime, our debt will be reduced as increased cash flow permits. Crude oil production thus far in fiscal 2000 has remained fairly stable in the 450 plus barrel per day range with prices that have been in the $25 per barrel range after hedging deductions.

     In the first quarter financials, the balance of exploratory charges related to the two middle Wilcox exploratory dry holes at the Long #3 and Long #4 wells at El Squared (which were discussed in detail in the fiscal 1999 Annual Report) prevented Columbus from reporting net earnings for that period. Had the Company been utilizing full cost accounting, there would have been substantial net earnings since those exploratory charges alone equated to a reduction (after tax) of 25 cents per share. Columbus' Discretionary Cash Flow (DCF), which is not affected by exploration charges, rose to $1,506,000, up 42% from 1999's first quarter, and has continued to escalate subsequent to the end of the quarter because the significant improvement in natural gas prices had only just begun to rise in February. As reported during the annual meeting, assuming there are no major price declines during the balance of the year, it is believed that fiscal 2000's DCF will become the second best year in history in terms of gross amount and might even surpass the $2.25 per share reported for 1997's record year (assuming a full year gets reported).

     Needless to say, management is thoroughly enjoying these magnificent prices. This is not only because of the huge increase in revenues being realized and debt reduction under way, but we feel that the energy industry is finally being vindicated for Washington's failure to pay attention to the dire warnings domestic independents have issued for the past ten years about the perilous situation Congress and the Administrations from both parties have helped to create. There has been essentially no attempt to develop a realistic, coherent domestic energy policy nor has there been a serious attempt undertaken to eliminate the punitive tax penalties imposed during the 1970's and 1980's. Those past tax changes removed most of the incentives that would have helped the industry to raise capital needed to offset risks of exploring for new fields. Now those failures have come home to roost and anything that might be done, while helpful, will take several years to show up in industry results. It is also much too late to avoid a lot of pain and suffering for U.S. citizens for several years to come. They must now get used to paying world prices for gasoline and fuel oil which almost led to anarchy when this occurred in the 1970's. Hopefully, expected shortfalls in natural gas production will not be so severe that whole communities will suffer therefrom. Don't bet your life's savings this won't happen, however.

                                  Sincerely yours,


                                  /s/ Harry A. Trueblood, Jr.
                                  -----------------------------
                                  Harry A. Trueblood, Jr.
                                  Chairman and President


This document may contain projections or other forward-looking statements regarding future events or the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Columbus with the SEC, specifically the most recent reports on Form 10-K, 8-K and 10-Q, including amendments thereto, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with imprecise assumptions with regard to production levels, price realizations, and expenditures for exploration and development and anticipated results therefrom, competition, volatility of stock price, financial risk management, and potential volatility in operating results, among others.

                              COLUMBUS ENERGY CORP.

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                     ASSETS

                                                              February 29, 2000
                                                              -----------------
                                                                (in thousands)

Current assets                                                    $   4,050
Oil and gas assets, successful efforts method                        38,499
Less:      Accumulated depreciation and depletion                   (23,231)
                                                                  ---------
  Net property                                                       15,268
Other                                                                 1,212
                                                                  ---------
                                                                  $  20,530
                                                                  =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                                               $   2,745
Long term debt, excluding current maturities                          5,700
                                                                  ---------
           Total liabilities                                          8,445
Stockholders' equity                                                 12,085
                                                                  ---------
                                                                  $  20,530
                                                                  =========

                             COLUMBUS ENERGY CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                   Three Months Ended
                                            February 29,            February 28
                                                2000                    1999
                                            -----------------------------------
                                                     (in thousands)

Net income (loss)                                $  (444)             $      28
Income charges not requiring
     cash                                            538                    917
Exploration expense                                1,412                    119
                                                  ------                  -----
   Discretionary cash flow                         1,506                  1,064
Changes in assets & liabilities, net                (435)                  (369)
Exploration expense, cash portion                 (1,412)                   (79)
                                                  ------                  -----
Net cash from (used in)
     operating activities                           (341)                   616

Cash flow used in investing
   activities                                       (147)                (1,095)
Cash flow used in financing
   activities                                        (78)                  (608)
                                                  ------                 ------
Net decrease in cash                                (566)                (1,087)
Cash and cash equivalents:
   Beginning of period                             1,850                  2,003
                                                  ------                 ------
   End of period                                 $ 1,284                $   916
                                                  ======                 ======

                             COLUMBUS ENERGY CORP.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                         Three Months Ended
                                               --------------------------------------
                                               February 29, 2000    February 28, 1999
                                               -----------------    -----------------
                                                (in thousands, except per share data)
Revenues:
  Oil and gas sales                                $  2,740              $  2,033
  Operating and management
    services                                            370                   336
  Interest and other income                              33                    27
                                                   --------              --------
       Total revenues                                 3,143                 2,396
                                                   --------              --------

Costs and expenses:
  Lease operating expenses                              545                   422
  Property and production taxes                         284                   244
  Operating and management
    services                                            231                   251
  General and administrative                            328                   336
  Depreciation, depletion and
    amortization                                        751                   890
  Exploration expense                                 1,412                   119
  Litigation expense                                    158                     4
                                                   --------              --------
     Total costs and expenses                         3,709                 2,266
                                                   --------              --------

      Operating income (loss)                          (566)                  130
                                                   --------              --------

Other expenses (income):
  Interest                                              107                    84
  Other                                                   -                     1
                                                   --------              --------
                                                        107                    85
                                                   --------              --------
      Earnings (loss) before
        income taxes                                   (673)                   45

Provision (benefit) for income
  taxes                                                (229)                   17
                                                   --------              --------
      Net earnings (loss)                          $   (444)             $     28
                                                   ========              ========

Earnings (loss) per share
  Basic                                            $   (.12)             $    .01
                                                   ========              ========
  Diluted                                          $   (.12)             $    .01
                                                   ========              ========

Average number of common shares and common equivalent shares outstanding:

  Basic                                               3,773                 4,009
                                                   ========              ========
  Diluted                                             3,773                 4,039
                                                   ========              ========